EXHIBIT 23

                       LA SALLE  CAPITAL MANAGEMENT, INC.
                                    Suite 405
                             259 E. Michigan Avenue
                           Kalamazoo, Michigan   49007

                            Telephone (616) 344-4993
                            Facsimile (616) 344-4994

                                  May 12, 1998


   VIA FEDERAL EXPRESS

   Mr. B. L. Rakes, President
   SWVA Bancshares, Inc.
   302 Second Street, S. W.
   Roanoke, VA  24011-1597

   VIA FEDERAL EXPRESS

   Ms. Barbara C. Weddle, Secretary
   SWVA Bancshares, Inc.
   302 Second Street, S. W.
   Roanoke, VA  24011-1597

   Dear Sir and Madam:

   Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, I hereby submit the enclosed Stockholder Proposal (the "Proposal") and the enclosed Statement in Support of the Stockholder Proposal (the "Statement"). The Proposal and the Statement are to be included in the Proxy Statement and proxy to be used in connection with the upcoming 1998 annual meeting (the "Meeting") of stockholders of SWVA Bancshares, Inc. (the "Company"). It is presently intended that I, or my authorized representative, will present the Proposal to the stockholders of the Company at the Meeting.

   As indicated by the enclosed affidavit, I am the beneficial owner of at least $1,000 in market value of voting shares of the capital stock of the Company, have held such amount of shares for at least one year (documentation enclosed), and will continue beneficial ownership of such shares through the date of the 1998 Meeting. The number of shares currently held by me and the dates on which I acquired those shares are set forth as follows:

                  Shares              Date of Acquisition

                   20,000                      04/30/97
                    6,000                      09/03/97
                    1,000                      01/14/98
                  -------
                   27,000


   If you have any questions or comments, please contact me.

   Sincerely,

   /s/ Richard J. Nelson

   Richard J. Nelson


   AFFIDAVIT




   State of Michigan     )
                         )  ss.
   County of Kalamazoo   )




   The undersigned, Richard J. Nelson, being duly sworn, deposes and states that:

   1. As of the date of this Affidavit, I am the beneficial owner of 27,000 shares of common stock, of SWVA Bancshares, Inc. (the "Company").

   2. I have been the beneficial owner of shares of Common Stock having a market value in excess of $1,000 for at least one year, and have been the beneficial owner of such shares continuously for more than one year prior to this date.

   3. I intend to continue beneficial ownership of shares of Common Stock having a market value in excess of $1,000 through the date on which the 1998 annual meeting of the Company's shareholders is held.

   4. My business address is 259 E. Michigan Avenue, Suite 405, Kalamazoo, Michigan 49007, and my residence address is 605 W. Inkster Avenue, Kalamazoo, Michigan 49008.






                            /s/ Richard J. Nelson

                            Richard J. Nelson


   Subscribed and sworn to before me
   this  12th  day of May, 1998.

   /s/ Janine Scott

   Janine K. Scott
   Notary Public, Kalamazoo County, Michigan
   Commission Expires:  April 29, 2001

                              SHAREHOLDER PROPOSAL


   "RESOLVED, that the shareholders recommend that the Board of Directors of SWVA Bancshares, Inc (the "Company") appoint a special committee of the Board of Directors to solicit, review and negotiate offers to acquire the Company on terms that are fair and in the best interest of the Company's shareholders; if the committee determines an offer is financially fair to the Company's shareholders and would receive required regulatory approvals, the committee shall recommend to the Board that it consider and act on the offer in accordance with applicable law."

                      STATEMENT IN SUPPORT OF THE PROPOSAL


   Proponent believes that shareholders should review carefully the SWVA Bancshares, Inc., Third Quarter 1998 News Release, issued by the Company May 1, 1998. Proponent further believes that the following information, contained in the News Release, should be of special concern to shareholders:

   At March 31, 1998, the return on average assets was .69% and return on average equity was 6.02%.

   Net interest income decreased by $7,000 or 1.03% from $677,000 for the three months ended March 31, 1997 to $670,000 for the three months ended March 31, 1998.

   Net income increased $11,000 or 7.75%, from $142,000 for the three months ended March 31, 1997 to income of $153,000 for the three months ended March 31, 1998. The increase in net income was mainly due to an increase in gain on sale of mortgage loans offset by increased non-interest expenses.

   SWVA Bancshares, Inc. has been a public company for over three years. Proponent believes that in that three year period, SWVA Bancshares, Inc., should have attained significantly higher returns on assets and equity.

   As more financial institution mergers and acquisitions occur, Proponent believes that the time to actively explore the possibility of an acquisition of SWVA Bancshares, Inc., is now. Proponent believes that the creation of a committee of directors to carry out this effort is the best method of enhancing and maximizing shareholder value and serving the interests of shareholders.